CLECO CORPORATE HOLDINGS LLC	EXHIBIT 21

Subsidiaries of the Registrant as of December 31, 2022

SUBSIDIARIES OF REGISTRANT OR ORGANIZATION	STATE OF INCORPORATION
CLE Intrastate Pipeline Company LLC	Louisiana
Cleco Cajun LLC	Louisiana
Cleco Midstream Resources LLC	Louisiana
Cleco Power LLC	Louisiana
Cleco Securitization I LLC	Louisiana
Cleco Support Group LLC	Louisiana
Diversified Lands LLC	Louisiana
Oxbow Lignite Company, LLC (50% interest)	Delaware
South Central Generating LLC	Delaware